File Pursuant to Rule 433

File No. 333-193336

Zion Oil & Gas Granted Exploration License Extension in Israel

DALLAS and CAESAREA, Israel, July 6, 2016 — Zion Oil & Gas, Inc. (“Zion” or “Company”) (Nasdaq:ZN) reported today that the Israeli Petroleum Commissioner modified Zion’s work plan deadlines and awarded the Company a one-year extension on its Megiddo-Jezreel petroleum exploration license, subject to Zion signing a drilling contract and submitting a detailed drilling engineering plan by October 13, 2016 and spudding an exploratory well by December 1, 2016. This extends the time in which to conduct exploratory activities on this license by one extra year and should enable the Company to potentially drill up to three wells in that time period.

Zion’s Megiddo-Jezreel License covers a large area of approximately 99,000 acres south and west of the Sea of Galilee that includes the Jezreel and Megiddo valleys. Subject to obtaining an appropriate drilling rig and operating crew and finalizing all needed permits, the Company plans to begin building the drill pad location from which to drill the Megiddo-Jezreel #1 well this year.

Agreement-In-Principle to Form “Zion Drilling”

As previously disclosed, Zion and a U.S.–based oil field service company with extensive global operational experience recently reached an agreement-in-principle to form a special purpose subsidiary to own and operate a drilling rig. The oil field service company will contribute the rig and Zion will contribute shares of common stock. Zion and the oil field service company are expected to own the subsidiary in equal measure.

The parties are in the process of negotiating the terms of a legally binding agreement. Zion needs to raise substantial amounts of cash for working capital to be able to test and prepare the rig, ship the rig, and field a crew to operate the rig in Israel. Once Zion secures its own rig and establishes the Zion Drilling subsidiary, the Company will no longer be faced with seeking drilling contractors each time it drills a new well and will have access to quality drilling services that have been historically unavailable in Israel.

Zion’s Current Bond Public Offering

Recently, the Company filed with the SEC our Prospectus Supplement for a $1,000 public bond offering. Unlike prior offerings, this is not a shareholder rights offering that is open only to existing shareholders. Rather, this bond offering is open to all members of the public. This is a best efforts minimum-maximum offering where the Company needs to raise a minimum of $2.5 million dollars to close on the offering. The maximum amount that we can raise under this offering is $12 million dollars, the proceeds of which will be used to drill the Megiddo-Jezreel #1 well.

Zion is offering (through Network 1 Financial Securities, Inc., our Placement Agent) 12% Convertible Senior Bonds to the public at principal or par value of $1,000. Bond holders are entitled to receive a 12% annual interest rate paid on the Principal, in arrears, beginning October 2, 2017. Interest payments will be paid annually, in arrears, either in cash or in kind (shares of Zion common stock).

The offering will terminate on September 1, 2016, unless extended up to 60 days at the Company’s discretion.

For more information on Zion’s 12% Convertible Bond Offering, click the following link: https://www.zionoil.com/bond-subscription-agreement-network-one-financial-zion-oil-gas/

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This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and there will be no sale of any securities in any state in which such an offer, solicitation, or purchase would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. The offer of the 12% Convertible Senior Bonds is made only by means of the Prospectus Supplement dated May 31, 2016 of the Prospectus dated March 27, 2014, as subsequently amended, filed with the SEC, and related documents. A copy of the prospectus may be obtained, free of charge, on the SEC website at www.sec.gov, or by contacting us at info@zionoil.com or by calling at 888-891-9466.

Forward Looking Statements

This communication contains statements that may be deemed to be “forward-looking statements” under federal securities laws. Any forward-looking statements are based upon our current expectations, estimates and projections about our business and our industry and reflect our beliefs and assumptions based upon information available to us at the date of this release. We caution readers that forward-looking statements are predictions based on our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including but not limited to, our ability to raise additional capital to fund our drilling program, our going concern qualification, our success in obtaining all needed regulatory approvals for the drill site, entering into drilling agreements, changes in economic conditions generally and the oil & gas industry specifically, changes in technology, legislative or regulatory changes, and other risks and uncertainties discussed under the heading “RISK FACTORS” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in the Company’s other filings with the Securities and Exchange Commission. We undertake no obligation to revise or update any forward-looking statement for any reason.

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